UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

_____________

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities and Exchange Act of 1934

For July 24, 2025

Commission file number: 1-13.396

Transportadora de Gas del Sur S.A.

Cecilia Grierson 355, Twenty sixth Floor

(1107), Capital Federal

Argentina

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X  Form 40-F

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to the Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

City of Buenos Aires, July 24, 2025.

 E-NOTA-20250724-59618

Messrs.

Comisión Nacional de Valores (Argentine Securities and Exchange Commission)

Bolsas y Mercados Argentinos S.A. (Argentine Stock Exchanges and Markets)

Bolsa de Comercio de Buenos Aires (Buenos Aires Stock Exchange)

Gerencia Técnica y de Valores Negociables (Technical and Negotiable Securities Management)

Mercado Abierto Electrónico S.A. (Open Electronic Market)

Re: Material Fact. Ratification of the Extension of the Transportation License.

Dear Sirs,

I am writing to you in my capacity as Alternate Head of Market Relations of Transportadora de Gas del Sur S.A. (“tgs”), to report that on this date, Decree no. 495/2025 (Decree no. 495) was published in the Argentine Official Gazette. By means of said Decree, the Executive Branch ratified the Memorandum of Agreement for the Extension of the License granted to tgs for the rendering of the Gas Transportation Public Service, which was entered into between tgs and the Ministry of Economy on July 11, 2025 (the “MOA”).

Decree no. 495 established the extension of the License granted to tgs by means of Decree no. 2458/1992, for an additional period of twenty (20) years as from December 28, 2027, pursuant to the terms of the MOA that was ratified.

Additionally, within ten (10) business days as from publication of Decree 495, tgs must submit all documentation that proves withdrawal and waiving of its claims, remedies and actions -administrative, arbitral or judicial- current or in the course of execution, in Argentina or abroad – pursued by tgs or its controlling shareholder against the National Government, pursuant to the terms of the MOA.

Yours sincerely,

Alejandro Mario Basso

Alternate Head of Market Relations

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Transportadora de Gas del Sur S.A.

By:	/s/Alejandro M. Basso
Name:	Alejandro M. Basso
Title:	Chief Financial Officer and Services Vice President

By:	/s/Hernán D. Flores Gómez
Name:	Hernán Diego Flores Gómez
Title:	Legal Affairs Vice President

Date: July 24, 2025.